UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

________________

ARMSTRONG WORLD INDUSTRIES, INC.

(Name of Subject Company (Issuer))

Armor TPG Holdings LLC

TPG Advisors V, Inc.

TPG Advisors VI, Inc.

TPG Partners V, L.P.

TPG Partners VI, L.P.

(Names of Filing Persons (Offerors))

________________

Common Stock, $0.01 par value per share

(Title of Class of Securities)

________________

04247X102

(CUSIP Number of Class of Securities)

________________

Clive C. Bode

Vice President

TPG Capital, L.P.

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

(817) 871-4000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Victor Lewkow

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable
☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the planned tender offer by Armor TPG Holdings LLC, a Delaware limited liability company (“Purchaser”) and a direct subsidiary of TPG Partners V, L.P, a Delaware limited partnership (“Partners V”) and TPG Partners VI, L.P., a Delaware limited partnership (“Partners VI”), to purchase up to 4,435,935 outstanding shares of common stock, par value $0.01 per share (“Issuer Common Stock”), of Armstrong World Industries, Inc., a Pennsylvania corporation (“AWI”), to be commenced pursuant to the Purchase and Sale Agreement by and among Partners V, Partners VI and AWI, dated as of August 10, 2009 and AWI’s Amended and Restated Articles of Incorporation.

The tender offer described in this announcement has not yet commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Issuer Common Stock. At the time the tender offer is commenced, the Purchaser will file a Tender Offer Statement on Schedule TO with the SEC and AWI will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The tender offer will be made solely by the Tender Offer Statement (including an offer to purchase, a related letter of transmittal and the other offer documents). These documents will contain important information about the tender offer and stockholders of AWI are urged to read them carefully and in their entirety when they become available. The Tender Offer Statement, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of AWI, at no expense to them and will also be available at the SEC’s website at www.sec.gov.

Item 12. Exhibits.

99.1	Text of Press Release issued on August 11, 2009.

EXHIBIT INDEX

99.1	Text of Press Release issued on August 11, 2009.